A.G.P./Alliance Global Partners
590 Madison Avenue
New York, New York 10022

February 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	PDS Biotechnology Corporation (the “Company”)
File No. 333-235549
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, A.G.P./Alliance Global Partners, as representative of the underwriters, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. Eastern Time on February 5, 2020, or as soon thereafter as practicable. This acceleration request amends, restates and supersedes in its entirety the previously submitted acceleration request submitted on January 31, 2020.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

A.G.P./Alliance Global Partners

By:	/s/ Thomas Higgins

Name:	Thomas Higgins
Title:	Managing Director